

March 18, 2013

Via E-mail
Yonekatsu Kato
President and Chief Executive Officer
Cold Cam Inc.
Rua Loefgreen 1654, ap 113
São Paulo, SP
Brasil 04040-002

> **Re: Cold Cam Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 11, 2013**
> **File No. 333-186197**

Dear Mr. Kato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Given your revisions in response to prior comment 2, please tell us how you determined that the per-share offering price, and all information related to that price, is correct. Additionally, if, as you say, the offering price per share is $0.025, it is unclear how you determined to charge $0.06 for the "price of 2 shares."

Being an Emerging Growth Company, page 8

2.   With a view toward revised disclosure, please tell us how you concluded that smaller reporting companies are exempt from "the recent 'say-on-pay/frequency' shareholder votes required by the Dodd-Frank legislation," as added in response to prior comment 1.

Plan of Distribution, page 22

3.   We note your revised disclosure in response to prior comment 5, particularly the reference to Rule 144(k) and a two-year holding period. Please refer to Securities Act Release No. 33-8869 (December 6, 2007) and revise this section accordingly. Also, the last paragraph on page 25 suggests that the limitations on resale you mention relate only to "restricted securities." Please tell us the basis for that conclusion.

Index to Consolidated Financial Statements, page 33

4.   Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Plan of Operation, page 42

5.   We note from your responses to prior comments 9 and 10 that you have "a specific business plan and purpose." Please clarify how you reached that conclusion, given your disclosures regarding lack of market research and factual evidence, uncertainty about the functioning and appearance of a prototype, including what materials are needed for construction and whether you will need to obtain intellectual property rights from others. Please also reconcile your statement about no plans to merge with your disclosure added on page 40. Further, the last sentence of prior comment 10 was not limited only to Mr. Kato. Please expand accordingly.

Capital Resources and Liquidity, page 45

6.   Please expand your revisions in response to prior comment 11 to clarify whether or not Mr. Kato is committed to providing the funds you mention. It is unclear what you mean by the statement that he "has indicated that he is committed" to provide those funds. We also note your disclosure on page 6 indicates that he "is committed." If Mr. Kato has committed to provide funds, please state so clearly and file the related agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Andrew J. Befumo, Esq.